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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               _________________

                                 SCHEDULE 13E-3
                     Rule 13e-3 Transaction Statement Under
              Section 13(e) of the Securities Exchange Act of 1934

                       (AMENDMENT NO. 3--FINAL AMENDMENT)
                               _________________

                              ERC INDUSTRIES, INC.
                              (Name of the Issuer)

                              ERC INDUSTRIES, INC.
                             ERC ACQUISITION, INC.
                              JOHN WOOD GROUP PLC
                       (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   268912102
                     (CUSIP Number of Class of Securities)

                               WENDELL R. BROOKS
                            CHIEF EXECUTIVE OFFICER
                              ERC INDUSTRIES, INC.
                            1441 PARK TEN BOULEVARD
                              HOUSTON, TEXAS 77084
                                 (281) 398-8901
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                                   Copies to:

              J. David Kirkland, Jr.            Bryce D. Linsenmayer
                Baker Botts L.L.P.              Haynes and Boone, LLP
               3000 One Shell Plaza           1000 Louisiana, Suite 4300
             Houston, Texas 77002-4995         Houston, Texas 77002-5012
                  (713) 229-1101                    (713) 547-2100


     This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the "Act").

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c.  [_] A tender offer.

     d.  [_] None of the above.

     Check the following box if the soliciting materials or information
statement referred to in checking box (a) are preliminary copies: [   ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

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     ERC Industries, Inc., a Delaware corporation (the "Company"), John Wood
Group PLC, a company registered in Scotland and incorporated under the laws of the United Kingdom ("Wood Group"), and ERC Acquisition, Inc., a Delaware corporation formed for purposes of this transaction by Wood Group ("ERC Acquisition"), hereby amend and supplement their Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed with the Securities and Exchange Commission on April 14, 2000 (as amended and supplemented, the "Schedule 13E-3"), relating to the merger (the "Merger") of ERC Acquisition with and into the Company, with the Company surviving as a wholly owned subsidiary of Wood Group (the "Surviving Corporation"). This amendment constitutes Amendment No. 3, which is the final amendment, to the Schedule 13E-3. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13E-3.

     This Amendment No. 3 is being filed with the Securities and Exchange Commission pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report the results of the transactions contemplated by the Agreement and Plan of Merger dated as of March 29, 2000 among the Company, Wood Group and ERC Acquisition (the "Merger Agreement").

     At a special meeting of stockholders of the Company held on July 18, 2000, the stockholders of the Company voted on a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby (the "Proposal"). The number of shares of common stock, par value $0.01 per share, of the Company ("Common Stock") voting for the Proposal was 28,297,815 (including 27,537,702 shares held by Wood Group), the number of shares voting against was 408,273 and the number of shares abstaining was 36,096. In addition, 760,113 of the 1,168,386 shares (or 65.1%) not owned, directly or indirectly, by Wood Group voting for or against the Proposal at the meeting voted for the Proposal, thereby satisfying the Independent Vote Condition to the Merger.

     The Company filed a certificate of merger effecting the Merger with the Secretary of State of Delaware on July 18, 2000, and as a result, the Merger became effective on that date. Pursuant to the Merger Agreement, (i) each share of Common Stock that was issued and outstanding immediately prior to the effective time of the Merger (other than Dissenting Shares and shares held in the Company's treasury or owned by Wood Group, ERC Acquisition or a wholly owned subsidiary of the Company or Wood Group, which were cancelled) was converted into the right to receive $1.60 in cash, without interest, and (ii) the shares of ERC Acquisition became the shares of the Surviving Corporation. Accordingly, Wood Group now owns 100% of the outstanding shares of the Surviving
Corporation.

     The Common Stock has ceased to be authorized to be quoted on the OTC Bulletin Board or on any other interdealer quotation system of a registered national securities association and has been removed from registration under the Exchange Act. In addition, the directors of ERC Acquisition have become the directors of the Surviving Corporation and the officers of the Company have become the officers of the Surviving Corporation.


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                                   SIGNATURE

     After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 18, 2000

                                    ERC INDUSTRIES, INC.


                                    By: /s/ Wendell R. Brooks
                                       ------------------------------
                                        Wendell R. Brooks
                                        Chief Executive Officer


                                    ERC ACQUISITION, INC.


                                    By: /s/ Wendell R. Brooks
                                       ------------------------------
                                        Wendell R. Brooks
                                        President


                                    JOHN WOOD GROUP PLC


                                    By: /s/ Wendell R. Brooks
                                       ------------------------------
                                        Wendell R. Brooks
                                        Director



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